SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
___________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

VizStar, Inc.
(Name of Issuer)

Common Stock, par value $.0001
(Title of Class of Securities)

92856X 10 9
(CUSIP Number)

Jay L. Hack
Gallet Dreyer & Berkey, LLP
845 Third Avenue
New York, New York 10022 -6601
212-935-3131
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92856X 10 9

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gary Clyburn, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	35,633,058
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER:	35,633,058
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 35,633,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.14%
14	TYPE OF REPORTING PERSON: IN

Item 1. Security and Issuer

This statement relates to the common stock of VizStar, Inc., whose principal place of business is 224 Fifth Avenue, Fourth Floor, New York, NY 10001.

Item 2. Identity and Background

a.	Name – Gary Clyburn, Jr.

b.	Business address - 224 Fifth Avenue, Fourth Floor, New York, NY 10001.

c.
Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted – President and CEO, VizStar, Inc., 224 Fifth Avenue, Fourth Floor, New York, NY 10001.

d.	Mr. Clyburn HAS NOT, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
Mr. Clyburn, during the last five years, WAS NOT a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Citizenship – USA.

Item 3. Source and Amount of Funds or Other Consideration

The securities were acquired in exchange for 100% of the issued and outstanding stock of Celestial Jets, Inc., all of which were owned by the Reporting Person. Celestial Jets, Inc. was merged into a wholly-owned subsidiary of VizStar, Inc., on June 11, 2010, resulting in the issuance of the shares reported herein to the Reporting Person as the merger consideration.

Item 4. Purpose of Transaction

The purpose of the acquisition was to acquire control of the issuer and to engage in the business of private jet charter brokerage and related business activities through the Issuer. This is a material change in the business plan of the Issuer. The Reporting Person may acquire up to 16,000,000 additional shares of stock of the Issuer pursuant to the exercise of warrants issued in connection with the merger described above, but only in order to maintain a 53.85% ownership interest in the Issuer. The Reporting Person reserves the right to make other changes in the business plan of the Issuer or make changes in the Articles of Incorporation, bylaws or Board of Directors of the Issuer as the Reporting Person deems appropriate in order to implement the business plan. The Reporting Person also reserves the right to seek to change the business plan of the Issuer if he deems such change to be advisable, or to take other actions that he deems in the best interests of the Issuer. Mergers and acquisitions by the Issuer may be undertaken to expand the business of the Issuer if appropriate acquisition opportunities arise.

Item 5. Interest in Securities of the Issuer.

a.
The Reporting person owns 35,633,584 shares of common stock of the issuer, representing 54.14% of the shares outstanding, based upon updated information with respect to the actual number of shares outstanding.

b.	Mr. Clyburn has sole voting power and sole dispositive power with respect to all of the shares listed herein.

c.	All of the shares reported were acquired on June 11, 2010, pursuant to the transaction described in Item 3 above.

d.	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

The Merger Agreement between the Reporting Person, the Issuer and Celestial Jets, Inc., is incorporated herein by reference to Exhibit 10.1 of the Report on Form 8-K of the Issuer as filed with the Securities and Exchange Commission on June 11, 2010 under File Number 000-53448.

The form of warrant to purchase additional shares of common stock is incorporated herein by reference to Exhibit 10.2 of the Report on Form 8-K of the Issuer as filed with the Securities and Exchange Commission on June 11, 2010 under File Number 000-53448.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2010

/s/ Gary Clyburn, Jr.
Gary Clyburn, Jr.